UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE TRANSITION PERIOD FROM              TO
COMMISSION FILE NUMBER 1-12001

ATI 401(K) SAVINGS PLAN
(Title of Plan)
ATI Inc.
(Name of Issuer of securities held pursuant to the Plan)
2021 McKinney Avenue, Dallas, Texas 75201
(Address of Plan and principal executive offices of Issuer)

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
ATI 401(k) Savings Plan
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025
With Report of Independent Registered Public Accounting Firm

ATI 401(K) SAVINGS PLAN
Audited Financial Statements and Supplemental Schedule
As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ATI Inc.
Dallas, Texas

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the ATI 401(k) Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The accompanying schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2013.
/s/ Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
June 17, 2026

ATI 401(K) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31
	2025	2024
Investments at fair value:
Interest in Allegheny Technologies Incorporated Master Trust	$1,011,335,032	$890,465,708
Interest in registered investment companies	12,160,336	8,945,046
Total investments at fair value	1,023,495,368	899,410,754
Investments at contract value:
Interest in Allegheny Technologies Incorporated Master Trust	71,427,188	77,458,294
Total investments at contract value	71,427,188	77,458,294
Notes receivable from participants	20,694,961	18,078,208
Net assets available for benefits	$1,115,617,517	$994,947,256
See accompanying notes.

ATI 401(K) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2025
Contributions:
Employee	$37,659,136
Employer	35,344,372
Rollovers	3,479,020
Total contributions	76,482,528
Interest income on notes receivable from participants	1,538,147
Investment income:
Net investment income from Plan interest in Allegheny Technologies Incorporated Master Trust	179,424,456
Net income from interest in registered investment companies	1,437,587
Total investment income	180,862,043
258,882,718
Benefits paid to participants	(138,059,794)
Fees	(525,516)
(138,585,310)
Net increase in net assets available for benefits prior to net assets transferred in	120,297,408
Net assets transferred into plan, net	372,853
Net increase in net assets available for benefits	120,670,261
Net assets available for benefits at beginning of year	994,947,256
Net assets available for benefits at end of year	$1,115,617,517
See accompanying notes.

ATI 401(K) SAVINGS PLAN
Notes to Financial Statements
December 31, 2025
Note 1. Description of the Plan

The ATI 401(k) Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s sponsor is ATI Inc. (ATI, the Plan Sponsor, or the Company). The Plan includes all eligible, non-represented employees of ATI’s U.S. operations. The Plan is a multiple employer plan and includes non-represented employees of a 50% owned ATI joint venture, A&T Stainless. The following brief description of the Plan is provided for general information purposes only. Participants should refer to the summary plan description for more complete information regarding eligibility, vesting, contributions, and withdrawals.
Individual accounts are maintained for each participant, reflecting the participant’s before-tax and after-tax contributions, rollover contributions, Company matching contributions, and account earnings. The Plan’s income and any related administrative expenses are allocated to participant accounts based on the proportionate value of the participant’s accounts to the total market value of all accounts.
Amounts up to 80% of a participant’s compensation, as defined in the Plan agreement, can be contributed by the participant in any combination of after-tax and before-tax contributions for each period, subject to limitations imposed by the Internal Revenue Code ($23,500 for calendar year 2025). Catch up contributions of $7,500 were available to participants 50 years or older in 2025. Catch up contributions of $11,250 were available to participants aged 60 to 63 in 2025. Participants are allowed to rollover existing qualified retirement funds into the Plan. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment options offered by the Plan. Unless otherwise specified by the participant, contributions are made to the Qualified Default Investment Alternative, which is the Vanguard Target Retirement Fund that most closely matches the participant’s 65th birthday year. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 5% of eligible compensation and their contributions invested in the Qualified Default Investment Alternative until changed by the participant.
Effective March 25, 2025, the Plan was amended, requiring Company match contribution made on behalf of participants hired on or after May 1, 2025 to be subject to a 2-year cliff vesting schedule, whereby such contributions become fully vested after two years of service. Participants hired prior to May 1, 2025, are 100% vested in the Company match contribution immediately. Additionally, in the event of retirement, disability, or death, a participant shall have a fully vested interest in his or her account, regardless of the matching contribution vesting schedule.
Participants are 100% vested in their own contributions and associated investment performance at all times. In addition, all employees in the Plan are immediately vested in the Company non-elective contribution. Payment of Company contributions for participants are made each pay period and are as follows:
•Company match contributions at a rate of 100% on up to 4% of the employee’s eligible earnings deferral, excluding catch up contributions;
•Non-elective base contributions of 4% of eligible earnings.

Participant forfeitures are used to reduce future employer contributions or in the absence of such contributions, are distributed equally to certain Plan participants.

A participant may borrow the lesser of $50,000 or 50% of their account balance minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than two loans at one time. Loans are repayable through payroll deductions over periods ranging up to 60 months for general purpose loans and up to 180 months for residential loans. The interest rate is determined at the issuance of the loans and is fixed over the life of the note.

Participants, while employed, may withdraw all or a portion of their after-tax contributions and may also withdraw all or a portion of their before-tax contributions in the event of demonstrated financial hardship, as defined by the Plan. After age 59 1/2, a participant may withdraw the vested portion of their account.
Payments of benefits are available by request upon termination due to retirement, disability, death, or other voluntary or involuntary termination of employment. Distributions can be made in the form of a lump sum or installments.

Effective July 1, 2024 the Plan was amended to allow for qualified birth and adoption distributions up to $5,000 during the one year period after the birth or adoption and for domestic abuse withdrawals for up to the lesser of $10,000 or one half of the participants vested account balance.
All expenses incurred in the administration of the Plan, including those charged by the Plan’s trustees are paid by the Plan, except as paid for or reimbursed by the Company. Through June 30, 2024, Benefit Trust Company was the Plan’s trustee for the Company stock fund and the Plan’s trustee for all other Plan assets was AON Trust Company. Effective July 1, 2024, Empower Trust Company became the Plan’s trustee for all Plan assets. Empower Trust Company remained the Plan's trustee for all Plan assets in 2025.

Note 2. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates. The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
The investments in the master trust, representing the Plan’s interest in the net assets of the master trust and investments in registered investment companies, are stated at fair value, or, for fully benefit-responsive investment contracts, at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
The assets of the master trust, as well as income/losses, are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investments of the assets of the master trust.
Purchases and sales of registered investment companies are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net income from interest in registered investment companies includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. If a participant ceases to make a note repayment and the plan administrator deems the note to be a distribution, the note receivable balance is reduced and a benefit payment is recorded.
Plan Transfers
As employee status changes, transfers of participant balances to/from the Plan occur to/from the ATI Retirement Plan, an ATI sponsored plan whose eligible participants consist of employees with defined contribution benefits that are provided in accordance with collectively bargained labor agreements across all of ATI’s U.S. operations.

Note 3. Investments
Certain assets of the Plan, along with the assets of another ATI sponsored plan, are part of the master trust, the Allegheny Technologies Incorporated Master Trust. Effective July 1, 2024 the ATI Company Stock Fund Master Trust was terminated and assets invested in Company stock were moved to the Allegheny Technologies Incorporated Master Trust. The Plan also permits self-directed investments in registered investment companies that are maintained in accounts separate from the master trust.

The following table is a summary, at fair value, of the net assets of the master trust by investment type as of December 31, 2025 and 2024:

	2025		2024
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Allegheny Technologies Incorporated Master Trust:
Common collective trusts	$681,459,280	$488,205,426	$611,412,373	$436,969,150
Registered investment companies	452,989,632	353,919,826	385,843,440	308,457,426
Pooled separate accounts	151,624,798	108,253,247	140,662,433	103,333,576
Corporate common stock	93,113,165	57,940,871	68,021,722	39,494,063
Cash	4,805,431	3,015,662	3,451,804	2,211,493
Total investments at fair value	$1,383,992,306	$1,011,335,032	$1,209,391,772	$890,465,708
Plan's interest in master trust		73%		74%
The following table is a summary, at contract value, of the net assets of the Allegheny Technologies Incorporated Master Trust by investment type as of December 31, 2025 and 2024:

	2025		2024
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Allegheny Technologies Incorporated Master Trust:
Synthetic investment contracts	$113,818,599	$71,427,188	$120,666,597	$77,458,294
Total investments held at contract value	$113,818,599	$71,427,188	$120,666,597	$77,458,294

Investment income attributable to the master trust for the year ended December 31, 2025 was as follows:

Allegheny Technologies Incorporated Master Trust
Net appreciation in fair value of investments	$235,511,834
Investment income from investments at fair value	14,683,788
Investment income from investments at contract value	3,532,110
Administrative expenses and other, net	(115,396)
Total investment income	$253,612,336
Investments accounted for at contract value are held by the BNY Mellon Stable Value Fund (the Fund), which may invest in a diversified portfolio of guaranteed investment contracts including synthetic investment contracts, separate account contracts, cash and cash equivalents, and other instruments that can be carried at book value. All of these assets allow participant-directed transactions to be made at contract value. The assets underlying the synthetic investment contracts may include U.S. Treasury bonds, agency bonds, corporate bonds, residential mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, and common collective trusts. These assets are owned by the Plan. As of December 31, 2025, the Fund had a product allocation of 4% to cash, 6% to fixed maturity contracts and 90% to constant duration contracts. As of December 31, 2024, the Fund had a product allocation of 3% to cash, 5% to fixed maturity contracts and 92% to constant duration contracts.
Interest crediting rates on the contracts held in the Fund are determined at the time of purchase. Such crediting rates are reviewed and may be reset on a quarterly basis.
Typically, the investment contracts in the Fund do not have a stated final maturity, but contracts wrapping individual bonds may have a gradual tapering of duration unless new bonds are purchased within the investment contract. These contracts are referred to as “fixed maturity” contracts, while “constant duration” contracts invest in common collective trusts or actively managed accounts, managed against a stated benchmark or to a targeted duration.
Certain investment contracts in the Fund may provide for adjustment to contract value for withdrawals made prior to termination. If the Plan were deemed to be in violation of ERISA or lose its tax exempt status, among other events, the issuers of the fully benefit responsive investment contracts would have the ability to terminate the contracts and settle at an amount different from contract value.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decides to entirely exit an investment. Investments in registered investment companies, common collective trusts, pooled separate accounts and the Fund may require at least 30 days prior notice to completely withdraw from the investments.  The targeted date fund investments held in common collective trusts currently do not require the prior approval of the investment manager if the Plan Sponsor decides to entirely exit these investments, but prior trade date notification is necessary to effect timely securities settlement or delivery of an investment’s liquidation and transfer to another investment. The Plan had no unfunded commitments as of December 31, 2025 and 2024.
Note 4. Fair Value Measurement
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described below may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 – Quoted prices in active markets for identical assets and liabilities.
Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, include the following:
•Cash and cash equivalents – Where the net asset value (NAV) is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy.
•Corporate common stock – This investment is valued at the closing price reported on the major market on which the individual securities are traded. Common stock is classified within Level 1 of the valuation hierarchy.
•Common collective trusts – These investments are investment vehicles valued using the NAV, as a practical expedient, provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
•Registered investment companies – These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy.
•Pooled separate accounts – These investments are investment vehicles valued using the NAV, as a practical expedient, provided by the contract issuer. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
The following tables present the financial instruments of the master trust at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2025 and 2024. The master trust had no assets classified within Level 2 or Level 3 of the valuation hierarchy.
Master trust assets measured at fair value on a recurring basis:

December 31, 2025	Level 1	NAV (a)	Total
Common collective trusts	$—	$681,459,280	$681,459,280
Registered investment companies	452,989,632	—	452,989,632
Pooled separate accounts	—	151,624,798	151,624,798
Corporate common stock	93,113,165	—	93,113,165
Cash	4,805,431	—	4,805,431
	$550,908,228	$833,084,078	$1,383,992,306

December 31, 2024	Level 1	NAV (a)	Total
Common collective trusts	$—	$611,412,373	$611,412,373
Registered investment companies	385,843,440	—	385,843,440
Pooled separate accounts	—	140,662,433	140,662,433
Corporate common stock	68,021,722	—	68,021,722
Cash	3,451,804	—	3,451,804
	$457,316,966	$752,074,806	$1,209,391,772
(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 3 and to the statements of net assets available for benefits.
In addition to the Plan’s investments in the master trust, the Plan held self-directed accounts that are invested in registered investment companies and are categorized as Level 1 assets. The following table presents the financial instruments of these self-directed accounts at fair value by caption on the statements of net assets available for benefits and by category of the valuation hierarchy (as described above) as of December 31, 2025 and 2024.

December 31, 2025	Level 1	Total
Registered investment companies	$12,160,336	$12,160,336

December 31, 2024	Level 1	Total
Registered investment companies	$8,945,046	$8,945,046

Note 5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated January 25, 2016, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to the effective date of the amendments addressed by the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken. The earliest tax year open to U.S. Federal examination is 2022.
Note 6. Plan Termination
Although they have not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right. In the event of Plan termination, participants would become 100% vested in their employer contributions.
Note 7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 8. Party-In-Interest Transactions
At December 31, 2025 and 2024, the Plan held 428,392 and 606,745 units, respectively, of common stock of ATI, the sponsoring employer, with a fair value of $57,940,871 and $39,494,063, respectively. The units held by the Plan at December 31, 2025 and 2024 reflect the Plan’s interest in the master trust. During the year ended December 31, 2025, the Plan recorded an investment gain of $35,338,764 related to its investment in the common stock of ATI. Certain administrative functions are performed by employees of ATI at no cost to the Plan.

ATI 401(K) SAVINGS PLAN
EIN: 25-1792394 Plan: 022
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2025

Description	Current Value
Participant loans* (4.25% to 9.50%, with maturities through 2040)	$20,694,961
Registered investment companies - Self-directed accounts	12,160,336

* Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATI Inc.

ATI 401(K) SAVINGS PLAN

Date:	June 17, 2026	By:	/s/ Michael B. Miller
Michael B. Miller
Vice President, Corporate Controller and Chief Accounting Officer
(Principal Accounting Officer and Duly Authorized Officer)